EXHIBIT 99.1

POET Technologies to Demonstrate 800G Optical Engines and Light Source Products at OFC 2023

Technology Demonstrations of Optical Engines for Pluggable Transceivers, Co-packaged Optics and AI-ML GPUs

TORONTO, Feb. 14, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced that it will be hosting live demonstrations of its advanced optical engine and light source products at the 2023 Optical Fiber Communication Conference and Exhibition (OFC).

POET's executive leadership will be at OFC, March 7– March 9, to showcase the Company’s latest technology in Booth #5311. Customers and attendees can view mechanical samples and live demonstrations of the following products:

  800G 2xFR4 receive optical engines with integrated DMUX, photodiodes and trans-impedance amplifier;
  100G LR4 transmit and receive optical engines for 10km transmission applications;
  O-Band LightBar™ products with high-power CW lasers for co-packaged optics and artificial intelligence/machine learning (AI-ML) GPUs;
  Mechanical demo of 800G 2xFR4 QSFP-DD transceiver showcasing the simplicity of a transceiver design utilizing POET's optical engines.

“We have several advanced products to demonstrate at OFC 2023 that we expect to attract substantial customer interest,” said Raju Kankipati, Senior Vice President and USA GM at POET Technologies. “All of POET’s integrated optical engines are based on POET’s Optical Interposer with hybrid integration of best of breed components and monolithic integration of passive elements, resulting in an extremely small chiplet architecture enabling the production of 800G, 1.6T and even 3.2T transceivers in standard pluggable form-factors. We will also be demonstrating and showing mechanical samples of our innovative LightBar products, an essential component for AI-ML accelerator GPUs, an emerging but potentially huge market. As one of the optoelectronics industry’s premier events, OFC is the perfect place to highlight our newly released products and to continue growing our network of potential partners and customers.”

Members of POET’s executive management team will also be available to meet with journalists and industry analysts during OFC 2023. Those who wish to request a meeting with the Company should send an email to POET-PR@sheltongroup.com.

A recorded interview with POET’s Chairman & CEO, Dr. Suresh Venkatesan, Update on POET’s 800G Transmit Engine, can be found on the Company’s YouTube channel using this link: https://youtu.be/akOdpk1_-g4. It will also be available on the Company’s website later in the day.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Investor Relations Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Media Relations Contact: Shelton Group Tyler Weiland tweiland@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the demonstration of its products at exhibitions, success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding its attendance at certain exhibitions, its ability to perform live demonstration of its products and the attendance and interest from customers and analysts. Actual results could differ materially due to a number of factors, including, without limitation, the failure of the Company to attend exhibitions, the ability to perform live demonstrations, the attractiveness of its product offerings and technology to customers and analysts Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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